# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agencia Comercial Spirits Ltd., CIK 0002060016
CUSIP: G0206E104
Title of class of securities: Class A ordinary shares, par value US$0.00004 per share
Address of issuer's principal executive offices: No. 23-1, Shenzun Rd., Shengang Dist., Taichung City, Taiwan (F5), 429014
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002150486

## Reporting persons
- WANG JUNYUAN: type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); sole voting power 2,670,000; shared voting power 0; sole dispositive power 2,670,000; shared dispositive power 0; aggregate amount beneficially owned 2,670,000 (6.24% of the class)
  Comment: The calculation of the percentage set forth herein is based on 42,786,500 Class A ordinary shares outstanding. The Reporting Person beneficially owns 2,670,000 Class A ordinary shares, representing approximately 6.24% of the outstanding Class A ordinary shares. The percentage reported herein reflects beneficial ownership as a percentage of the Issuer's outstanding Class A ordinary shares and not the Reporting Person's percentage of aggregate voting power.

## Item 1. Issuer
Name of issuer: Agencia Comercial Spirits Ltd.
Address of issuer's principal executive offices: No. 23-1, Shenzun Rd., Shengang Dist. Taichung City 429014, Taiwan (R.O.C.)

## Item 2. Person Filing
Name of person filing: WANG JUNYUAN
Address of principal business office or, if none, residence: Flat A, 27/F, Tower 2, Harbour Green, 8 Sham Mong Road, Tai Kok Tsui, Kowloon, Hong Kong
Citizenship: Malta

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,670,000.00
Percent of class: 6.24%
Sole power to vote or to direct the vote: 2,670,000.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 2,670,000.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WANG JUNYUAN: /s/ WANG JUNYUAN, WANG JUNYUAN (08/24/2026)